UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) <u>August 9, 2021</u>

<u>INDEPENDENCE HOLDING COMPANY</u>
(Exact name of registrant as specified in its charter)

<u>Delaware</u>	<u>001-32244</u>	<u>58-1407235</u>
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

<u>96 Cummings Point Road, Stamford, Connecticut</u>	<u>06902</u>
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(203) 358-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $1.00 par value	IHC	NYSE

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) if the Exchange Act. ☐

Item 2.02 Results of Operations and Financial Condition.

The information set forth under this Item 2.02 (Results of Operations and Financial Condition) is intended to be furnished. Such information, including the Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities and Exchange Act of 1934, except as shall be expressly set forth by specific reference in such filing.

On August 9, 2021, Independence Holding Company issued a news release announcing its 2021 second-quarter and six-month results, a copy of which is attached as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

(c)   Exhibits:

Exhibit 99.1	News Release of Independence Holding Company dated August 9, 2021: Independence Holding Company Announces Second-Quarter and Six-Month Results.
Exhibit 104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDEPENDENCE HOLDING COMPANY
(Registrant)

By: Colleen P. Maggi   Date: August 10, 2021

/s/ *Colleen P. Maggi*
Colleen P. Maggi
Corporate Vice President and Chief Financial Officer

EXHIBIT 99.1

INDEPENDENCE HOLDING COMPANY   **CONTACT: Loan Nisser**
96 CUMMINGS POINT ROAD   **(646) 509-2107**
STAMFORD, CONNECTICUT 06902   **www.IHCGroup.com**
NYSE: IHC

NEWS RELEASE

INDEPENDENCE HOLDING COMPANY ANNOUNCES
2021 SECOND-QUARTER AND SIX-MONTH RESULTS

Stamford, Connecticut, August 9, 2021. Independence Holding Company (NYSE: IHC) today reported 2021 second-quarter and six-month results.

Financial Results

Net income attributable to IHC of $76,471,000 or $5.22 per share for the three months ended June 30, 2021 compared to $421,000 or $.03 per share, diluted, for the three months ended June 30, 2020. Net income attributable to IHC was $82,092,000 or $5.61 per share, diluted, for the six months ended June 30, 2021 compared to $4,699,000 or $.32 per share, diluted, for the six months ended June 30, 2020.

The Company entered into three transactions this year for the sales of Madison National Life Insurance Company, Inc. ("Madison National Life") to Horace Mann Educators Corporation, Standard Security Life Insurance Company of New York ("Standard Security Life") to Reliance Standard Life Insurance Company and 70% of its pet business, including all of the common stock of Independence American Insurance Company and 85% of the common stock of PetPartners, Inc. ("PetPartners"), to Iguana Capital, Inc. ("Iguana Capital").

The Company completed the sale of PetPartners on June 30, 2021, and results for the three months and six months of 2021 include a gain on the sale of PetPartners of $62,693,000 net of tax. Also included in income from discontinued operations is certain income from Standard Security Life and Independence American Insurance Company. The results of Madison National Life will be shown as discontinued operations in the third quarter. The gain on the sale of Standard Security Life, Independence American Insurance Company and Madison National Life will be recorded when those transactions receive regulatory approval and are consummated.

Chief Executive Officer's Comments

Roy T. K. Thung, Chief Executive Officer, commented, "We are very pleased with the three transactions we entered into this year, and the consummation of the sales is expected to take most of the focus of the Company for the remainder of 2021. After all the transactions are closed, IHC projects that it will hold approximately $560 million in cash and investments, net of liabilities; a 30% interest in Iguana Capital carried at $115 million; and our health insurance agency and other assets with an aggregate carrying value of approximately $20 million, resulting in an estimated book value of approximately $47.00 per share which is calculated as if the transactions occurred and were recorded on June 30, 2021. Actual book value per share at June 30, 2021 was $37.45. These projections are based on information currently known to management and include the use of estimates and assumptions with regards to anticipated transaction costs, estimated tax rates and other potential changes."

Mr. Thung added, "We intend to invest, develop and expand our agency operations into a much larger and profitable operation. As we progress, our agency operations will be centered around INSXcloud.com (INSX), our CMS approved Web Broker. INSX provides an agent with the ability to quote, directly enroll and track applications on the Federally Facilitated Marketplace, plus much more. The balance of our agency includes our W-2 Call Centers and our captive independent Advisors unit, both of which sell into the under/over age 65 health insurance markets, as well as our Independence Brokerage Group which recruits independent agents and agencies to sell via our platforms and contracts. We are refocusing a portion of our over 65 division into the under 65 market in order to take advantage of the positioning of INSX, our agency and our lead generation capabilities, and the market growth resulting from the American Rescue Plan Act. Although these operations have been unprofitable, we expect these changes will improve the results and bring us to profitability in the future. In addition, we will also continue to monitor and support our minority interest investment in Iguana Capital."

About The IHC Group

Independence Holding Company (NYSE: IHC), through our current subsidiaries, underwrites and distributes health, group disability and life, New York State DBL and paid family leave, and pet insurance. IHC underwrites policies in all 50 states, Washington D.C., Puerto Rico and the U.S. Virgin Islands through our three carriers: Independence American Insurance Company, Standard Security Life Insurance Company of New York ("Standard Security Life") and Madison National Life Insurance Company, Inc. ("Madison National Life"). We also distribute products nationally through multiple channels, including our agencies, call centers, advisors, direct and affinity relationships, Web Broker, and web properties, including www.healthedeals.com; www.healthinsurance.org; www.medicareresources.org; www.petplace.com; and www.inxscloud.com. As previously announced, IHC has entered into stock purchase agreements to sell all of the issued and outstanding capital stock of Standard Security Life, Madison National Life and Independence American Holdings Corp., which includes Independence American Insurance Company and other assets of IHC's pet business, each subject to regulatory approval. To learn more, visit https://ihcgroup.com/.

Forward-looking Statements

Certain statements and information contained in this release may be considered "forward-looking statements," such as statements relating to management's views with respect to future events and financial performance. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions in the markets in which IHC operates, new federal or state governmental regulation, IHC's ability to effectively operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in IHC's other news releases and filings with the Securities and Exchange Commission. IHC expressly disclaims any duty to update its forward-looking statements unless required by applicable law.

INDEPENDENCE HOLDING COMPANY

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
June 30, 2021
(In Thousands, Except Shares and Per Share Data)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2021	2020	2021	2020
REVENUES:				
Premiums earned	$ 42,451	$ 49,138	$ 86,023	$ 99,804
Net investment income	1,651	2,329	3,452	4,828
Fee income	4,944	3,907	11,079	7,341
Other income	410	807	1,026	1,432
Net investment gains (losses)	(126)	274	91	117
	49,330	56,455	101,671	113,522
EXPENSES:				
Insurance benefits, claims and reserves	17,192	21,339	39,113	47,628
Selling, general and administrative expenses	32,842	37,974	63,602	69,034
	50,034	59,313	102,715	116,662
Loss from continuing operations before income taxes	(704)	(2,858)	(1,044)	(3,140)
Income tax benefit	(267)	(1,066)	(430)	(1,187)
Loss from continuing operations, net of tax	(437)	(1,792)	(614)	(1,953)
Discontinued operations:				
Total pretax income from discontinued operations	92,375	3,594	99,574	9,243
Income tax expense on discontinued operations	15,570	1,264	17,026	2,430
Income from discontinued operations, net of tax	76,805	2,330	82,548	6,813
Net income	76,368	538	81,934	4,860
(Income) loss from nonredeemable noncontrolling interests	1	(43)	2	(34)
(Income) loss from redeemable noncontrolling interests	102	(74)	156	(127)
NET INCOME ATTRIBUTABLE TO IHC	$ 76,471	$ 421	$ 82,092	$ 4,699
Basic income per common share				
Loss from continuing operations	$ (.03)	$ (.12)	$ (.04)	$ (.13)
Income from discontinued operations	5.25	.15	5.65	.45
Basic income per common share	$ 5.22	$ .03	$ 5.61	$ .32
WEIGHTED AVERAGE SHARES OUTSTANDING	14,642	14,765	14,641	14,811
Diluted income per common share				
Loss from continuing operations	$ (.03)	$ (.12)	$ (.04)	$ (.13)
Income from discontinued operations	5.25	.15	5.65	.45
Diluted income per common share	$ 5.22	$ .03	$ 5.61	$ .32
WEIGHTED AVERAGE DILUTED SHARES OUTSTANDING	14,642	14,765	14,641	14,811

As of August 7, 2021, there were 14,644,389 common shares outstanding, net of treasury shares.

INDEPENDENCE HOLDING COMPANY

CONDENSED CONSOLIDATED BALANCE SHEETS
(In Thousands)

		June 30, 2021		December 31, 2020
ASSETS:				
Investments:				
Short-term investments	$	1,550	$	1,568
Securities purchased under agreements to resell		70,323		33,038
Fixed maturities, available-for-sale		183,709		210,719
Equity securities		-		1,753
Other investments		2,022		1,928
Total investments		257,604		249,006
Cash and cash equivalents		22,834		31,923
Investment in Iguana Capital, Inc.		33,762		-
Due and unpaid premiums		10,950		9,981
Due from reinsurers		354,735		357,237
Goodwill		12,486		12,486
Funds held in escrow		78,779		-
Other assets		29,864		46,832
Assets attributable to discontinued operations		416,162		375,691
TOTAL ASSETS	$	1,217,176	$	1,083,156
LIABILITIES AND EQUITY:				
LIABILITIES:				
Policy benefits and claims	$	127,815	$	132,957
Future policy benefits		196,026		198,086
Funds on deposit		142,155		141,376
Unearned premiums		1,763		1,952
Other policyholders' funds		11,988		12,001
Due to reinsurers		2,242		3,872
Accounts payable, accruals and other liabilities		66,519		44,855
Liabilities attributable to discontinued operations		120,180		75,939
TOTAL LIABILITIES		668,688		611,038
Commitments and contingencies				
Redeemable noncontrolling interest		-		2,312
STOCKHOLDERS' EQUITY:				
Preferred stock (none issued)		-		-
Common Stock		18,625		18,625
Paid-in capital		125,653		124,757
Accumulated other comprehensive income		3,220		4,197
Treasury stock, at cost		(77,189)		(77,088)
Retained earnings		478,139		399,273
TOTAL IHC STOCKHOLDERS' EQUITY		548,448		469,764
NONREDEEMABLE NONCONTROLLING INTERESTS		40		42
TOTAL EQUITY		548,488		469,806
TOTAL LIABILITIES AND EQUITY	$	1,217,176	$	1,083,156